Exhibit 99.3

Imperial Tobacco Group PLC (“the Company”)

Directors’ Interests

Following achievement of the performance criterion in respect of the Sixth Annual Award made under the Imperial Tobacco Long Term Incentive Plan (“LTIP”), on 26 November 2004 the directors listed below were granted the following nil cost options over the Company’s ordinary shares of 10 pence each.

Under the terms of this LTIP award, vesting is on a sliding scale depending on Earnings Per Share (“EPS”) achieved over the period of the award.  No vesting occurs unless the Company’s real EPS growth, after adjusting for inflation in the UK is positive. If real EPS growth exceeds 10 per cent, the award vests in full; between these thresholds vesting is on a straight-line basis.

In respect of the performance period for the Sixth Annual Award, the Company’s real EPS growth, as confirmed by its Auditors, exceeded 10 per cent.  Therefore the conditional award now vests in full.

Vesting takes the form of a grant of a nil cost option exercisable at any time until the seventh anniversary of its date of grant.

DIRECTOR	AWARD VESTING / OPTIONS GRANTED

Gareth Davis	57,884
Robert Dyrbus	36,309
David Cresswell	11,225
Bruce Davidson	15,013
Frank Rogerson	11,926

C Deft

Assistant Company Secretary

Copies of all of our announcements are available on our website: www.imperial-tobacco.com